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August 31, 2007	Writer’s Direct Contact
415.268.7197
JCampbell@mofo.com

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3651
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Hanna T. Teshome
Special Counsel

Re:	GoFish Corporation
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-145406

Dear Ms. Teshome:

On behalf of GoFish Corporation, a Nevada corporation (the “Company”), we transmit herewith for filing this Amendment No. 1 (this “Amendment”) to the Registration Statement on Form SB-2 (File No. 333-145406) (the “Registration Statement”).

As you are aware, the Company has a separate Registration Statement on Form SB-2 (File No. 333-142460) (the “333-142460 Registration Statement”) on file with the Securities and Exchange Commission (the “Commission”). In response to your letter dated July 31, 2007 by which the Company was informed of the comments of the Staff of the Commission with respect to Amendment No. 1 to the 333-142460 Registration Statement (the “July 31, 2007 Comment Letter”), the Company filed Amendment No. 2 to the 333-142460 Registration Statement on August 24, 2007. Except for offering-specific disclosure, the disclosure incorporated in this Amendment is substantively consistent with the disclosure included in Amendment No. 2 to the 333-142460 Registration Statement. Accordingly, like Amendment No. 2 to the 333-142460, this Amendment is responsive to the comments set forth in the July 31, 2007 Comment Letter.

In order to help expedite the review process, please be aware that we have separately forwarded to your attention by overnight courier a hard copy of each of the following:

August 31, 2007
Page Two

•	a clean version of this Amendment;

•	a redlined version of this Amendment marked to show changes from the Registration Statement originally filed with the Commission on August 13, 2007; and

•	a redlined version of this Amendment marked to show changes from Amendment No. 2 to the 333-142460 Registration Statement.

If the Staff of the Commission has any questions or comments with respect to this Amendment, please contact the undersigned at (415) 268-7197.

Very truly yours,

/s/ John W. Campbell III, Esq.

John W. Campbell III, Esq.

Enclosures

cc:	Tabreez Verjee, GoFish Corporation
Scott Rapfogel, Gottbetter & Partners, LLP